Exhibit 2

Oi S.A.—In Judicial Reorganization

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33 3 0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. –In Judicial Reorganization, in accordance with article 12 of CVM Instruction No. 358/02, informs the market that it received a letter from Société Mondiale Fundo de Investimento em Ações, as transcribed below:

“Dear Sirs,

SOCIETE MONDIALE FUNDO DE INVESTIMENTO EM AÇÕES, registered under the Taxpayers’ Registry No. 20.588.268/0001-01, informs that, on the closing of July 26, 2016, its interest in preferred shares of Oi S.A. (“Company”) was reduced to 3.45% of the total number of preferred shares issued by the Company. As a result, on this date, it informs that it holds 46,770,800 common shares representing 7.00% of the voting capital, 5,434,624 preferred shares representing 3.45% of the total number of issued preferred shares, totaling 6.32% of the Company’s share capital.

SOCIETE informs that it does not intend to alter the control structure of the Company, whose capital stock is dispersed in the market, but rather it aims to influence the Company’s administrative structure.

It states that is does not possess other securities and derivative financial instruments referred to in the acquired shares and it has not entered into any other contracts or agreements that regulate the exercise of voting rights or the purchase and sale of the Company’s securities.

Sincerely,

SOCIETE MONDIALE FUNDO DE INVESTIMENTO EM AÇÕES”

Rio de Janeiro, July 27, 2016.

Oi S.A. – In Judicial Reorganization

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer